Exhibit 99.1

FOR IMMEDIATE RELEASE

Contact:

Linda Chien

Investor Relations

51job, Inc.

+86-21-6879-6250

ir@51job.com

51job, Inc. Reports First Quarter 2017 Financial Results

SHANGHAI, May 4, 2017 – 51job, Inc. (Nasdaq: JOBS) (“51job” or the “Company”), a leading provider of integrated human resource services in China, announced today its unaudited financial results for the first quarter of 2017 ended March 31, 2017.

First Quarter 2017 Financial Highlights:

•	Total revenues increased 16.0% over Q1 2016 to RMB607.7 million (US$88.3 million), within the Company’s guidance range

•	Online recruitment services revenues increased 19.4% over Q1 2016 to RMB420.1 million (US$61.0 million)

•	Other human resource related revenues increased 9.1% over Q1 2016 to RMB187.6 million (US$27.3 million), which reflected the impact of a value-added tax (“VAT”) policy change effective May 1, 2016

•	Gross margin of 73.5% compared with 72.8% in Q1 2016

•	Income from operations increased 29.4% over Q1 2016 to RMB164.4 million (US$23.9 million)

•	Fully diluted earnings per share were RMB2.74 (US$0.40)

•	Excluding share-based compensation expense, loss from foreign currency translation and change in fair value of convertible senior notes, as well as the related tax effect of these items, non-GAAP adjusted fully diluted earnings per share were RMB3.46 (US$0.50), exceeding the Company’s guidance range

Commenting on the results, Rick Yan, President and Chief Executive Officer of 51job, said, “2017 is off to an encouraging start with accelerated growth in our online business and improved operating efficiency across the entire organization. Strengthened by recent product innovations that have received positive feedback from both job seekers and employers, we saw robust customer acquisition in the first quarter that surpassed our expectations. At the same time, we maintained focus on up-selling initiatives to increase online spend among existing customers, which successfully and largely mitigated the downward effect of new customers on average revenue per employer. With clear and solid execution of our strategic plan, we aim to build on this sales momentum, broaden our coverage and expand our offerings to develop the most complete HR services ecosystem in China.”

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51job, Inc. Reports First Quarter 2017 Financial Results

May 4, 2017

First Quarter 2017 Unaudited Financial Results

Total revenues for the first quarter ended March 31, 2017 were RMB607.7 million (US$88.3 million), an increase of 16.0% from RMB523.8 million for the same quarter in 2016.

Online recruitment services revenues for the first quarter of 2017 were RMB420.1 million (US$61.0 million), representing a 19.4% increase from RMB351.8 million for the same quarter of the prior year. The growth was driven by an increase in the number of unique employers utilizing the Company’s online services, which was slightly offset by lower revenue per unique employer. The number of unique employers increased 19.6% to 361,644 in the first quarter of 2017 compared with 302,261 in the same quarter of the prior year due to strong customer acquisition. Average revenue per unique employer decreased 0.2% in the first quarter of 2017 as compared with the same quarter in 2016.

Other human resource related revenues for the first quarter of 2017 increased 9.1% to RMB187.6 million (US$27.3 million) from RMB172.0 million in the same quarter of 2016. The increase was primarily due to greater usage of business process outsourcing, training and placement services. However, this growth was partially offset by the impact from the implementation of a VAT policy change effective May 1, 2016 that resulted in a reduction in the amount of revenues recorded.

Gross profit for the first quarter of 2017 increased 18.5% to RMB441.0 million (US$64.1 million) from RMB372.3 million for the same quarter of the prior year. Gross margin, which is gross profit as a percentage of net revenues, was 73.5% in the first quarter of 2017 compared with 72.8% in the same quarter in 2016.

Operating expenses for the first quarter of 2017 increased 12.8% to RMB276.5 million (US$40.2 million) from RMB245.2 million for the same quarter of 2016. Sales and marketing expenses for the first quarter of 2017 increased 15.3% to RMB204.9 million (US$29.8 million) from RMB177.7 million for the same quarter of the prior year primarily due to higher employee compensation expenses and headcount additions. General and administrative expenses for the first quarter of 2017 increased 6.2% to RMB71.7 million (US$10.4 million) from RMB67.5 million for the same quarter of the prior year primarily due to higher employee compensation and office expenses.

Income from operations for the first quarter of 2017 increased 29.4% to RMB164.4 million (US$23.9 million) from RMB127.1 million for the first quarter of 2016. Operating margin, which is income from operations as a percentage of net revenues, increased to 27.4% in the first quarter of 2017 compared with 24.8% in the same quarter of 2016. Excluding share-based compensation expense, operating margin would have been 31.1% in the first quarter of 2017 compared with 29.0% in the same quarter of 2016.

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51job, Inc. Reports First Quarter 2017 Financial Results

May 4, 2017

The Company recognized a loss from foreign currency translation of RMB0.04 million (US$6,000) in the first quarter of 2017 compared with a gain of RMB5.3 million in the first quarter of 2016 primarily due to the impact of the change in exchange rate between the Renminbi and the U.S. dollar on the Company’s U.S. dollar cash deposits and U.S. dollar-denominated convertible senior notes issued in 2014.

In the first quarter of 2017, the Company recognized a mark-to-market, non-cash loss of RMB25.1 million (US$3.6 million) associated with a change in fair value of convertible senior notes compared with RMB39.6 million in the first quarter of 2016.

Other income in the first quarter of 2017 included local government financial subsidies of RMB50.0 million (US$7.3 million) compared with RMB0.1 million in the first quarter of 2016.

Net income attributable to 51job for the first quarter of 2017 was RMB162.9 million (US$23.7 million) compared with RMB85.9 million for the same quarter in 2016. Fully diluted earnings per share for the first quarter of 2017 were RMB2.74 (US$0.40) compared with RMB1.48 for the same quarter in 2016.

In the first quarter of 2017, total share-based compensation expense was RMB22.0 million (US$3.2 million) compared with RMB21.5 million in the first quarter of 2016.

Excluding share-based compensation expense, gain/loss from foreign currency translation and change in fair value of convertible senior notes, as well as the related tax effect of these items, non-GAAP adjusted net income attributable to 51job for the first quarter of 2017 increased 48.3% to RMB210.1 million (US$30.5 million) compared with RMB141.6 million for the first quarter of 2016. Non-GAAP adjusted fully diluted earnings per share were RMB3.46 (US$0.50) in the first quarter of 2017 compared with RMB2.43 in the first quarter of 2016.

As of March 31, 2017, cash and short-term investments totaled RMB6,576.1 million (US$955.4 million) compared with RMB6,080.4 million as of December 31, 2016. Short-term investments consist of certificates of deposit with original maturities from three months to one year.

Business Outlook

Based on current market conditions and factoring in the VAT policy change, the Company’s total revenues target for the second quarter of 2017 is in the estimated range of RMB640 million to RMB660 million (US$93.0 million to US$95.9 million). Excluding share-based compensation expense, any gain or loss from foreign currency translation, and any mark-to-market gain or loss associated with a change in fair value of convertible senior notes, as well as the related tax effect of these items, the Company’s non-GAAP fully diluted earnings target for the second quarter of 2017 is in the estimated range of RMB2.80 to RMB3.00 (US$0.41 to US$0.44) per share. The Company expects total share-based compensation expense in the second quarter of 2017 to be in the estimated range of RMB20 million to RMB21 million (US$2.9 million to US$3.1 million).

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51job, Inc. Reports First Quarter 2017 Financial Results

May 4, 2017

VAT Policy Change

Effective May 1, 2016, in accordance with regulations announced by the PRC Ministry of Finance and State Administration of Taxation, VAT replaced business tax in all industries in China. Because the business tax-to-VAT transition for the Company’s online recruitment services revenues was completed in 2015, these regulations primarily affected the Company’s other human resource related revenues. The Company ceased paying business tax on total revenues and instead started paying VAT on May 1, 2016. The Company’s other human resource related revenues have been negatively affected due to this policy change, which impacts the direct comparability between future and previously reported total revenue and net revenue figures.

Currency Convenience Translation

For the convenience of readers, certain Renminbi amounts have been translated into U.S. dollars at the rate of RMB6.8832 to US$1.00, the noon buying rate on March 31, 2017 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

Conference Call Information

The Company’s management will hold a conference call at 9:00 p.m. Eastern Time on May 4, 2017 (9:00 a.m. Beijing / Hong Kong time zone on May 5, 2017) to discuss its first quarter 2017 financial results, operating performance and business outlook. To dial in to the call, please use the following telephone numbers:

US: +1-888-346-8982

International: +1-412-902-4272

Hong Kong: 800-905945

China: 4001-201203

Conference ID: 51job

The call will also be available live and on replay through 51job’s investor relations website, http://ir.51job.com.

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), 51job uses non-GAAP financial measures of income before income tax expense, income tax expense, adjusted net income, adjusted net income attributable to 51job and adjusted earnings per share, which are adjusted from results based on GAAP to exclude share-based compensation expense, gain/loss from foreign currency translation and change in fair value of convertible senior notes, as well as the related tax effect of these items. The Company believes excluding share-based compensation expense and its related tax effect from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such expense is not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. The Company believes excluding gain/loss from foreign currency translation and change in fair value of convertible senior notes, as well as the related tax effect, from its non-GAAP financial measures is useful for its management and investors as such translation or mark-to-market gain/loss is not indicative of the Company’s core business operations and will not result in cash settlement nor impact the Company’s cash earnings. 51job also believes these non-GAAP financial measures excluding share-based compensation expense, gain/loss from foreign currency translation and change in fair value of convertible senior notes, as well as the related tax effect of these items, are important in helping investors to understand the Company’s current financial performance and future prospects and to compare business trends among different reporting periods on a consistent basis. The presentation of these additional measures should not be considered a substitute for or superior to GAAP results or as being comparable to results reported or forecasted by other companies. The non-GAAP measures have been reconciled to GAAP measures in the attached financial statements.

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51job, Inc. Reports First Quarter 2017 Financial Results

May 4, 2017

About 51job

Founded in 1998, 51job is a leading provider of integrated human resource services in China. With a comprehensive suite of HR solutions, 51job meets the needs of enterprises and job seekers through the entire talent management cycle, from initial recruitment to employee retention and career development. The Company’s main online recruitment platforms (http://www.51job.com, http://www.yingjiesheng.com, and http://www.51jingying.com), as well as mobile applications, connect millions of people with employment opportunities every day. 51job also provides a number of other value-added HR services, including business process outsourcing, training, professional assessment, executive search and compensation analysis. 51job has a call center in Wuhan and a nationwide sales office network spanning 25 cities across China.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," “targets, "confident" and similar statements. Among other things, statements that are not historical facts, including statements about 51job’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as 51job’s strategic and operational plans, are or contain forward-looking statements. 51job may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. All forward-looking statements are based upon management’s expectations at the time of the statements and involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: execution of 51job’s strategies and business plans; behavioral and operational changes of enterprises in meeting their human resource needs as they respond to evolving social, political, regulatory and financial conditions in China; introduction by competitors of new or enhanced products or services; price competition in the market for the various human resource services that 51job provides in China; acceptance of new products and services developed or introduced by 51job outside of the human resources industry; risks related to acquisitions or investments 51job has made or will make in the future; accounting adjustments that may occur during the quarterly or annual close or auditing process; fluctuations in the value of the Renminbi against the U.S. dollar and other currencies; and fluctuations in general economic and business conditions in China. Further information regarding these and other risks are included in 51job’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release and based on assumptions that 51job believes to be reasonable as of this date, and 51job undertakes no obligation to update any forward-looking statement, except as required under applicable law.

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51job, Inc. Reports First Quarter 2017 Financial Results

May 4, 2017

51job, Inc.

Consolidated Statements of Operations and Comprehensive Income

	For the Three Months Ended
	March 31, 2016	March 31, 2017	March 31, 2017
(In thousands, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$ (Note 1)

Revenues:
Online recruitment services	351,762	420,088	61,031
Other human resource related revenues	171,994	187,625	27,258

Total revenues	523,756	607,713	88,289
Less: Business tax and surcharges	(12,226)	(8,058)	(1,170)

Net revenues	511,530	599,655	87,119
Cost of services (Note 2)	(139,247)	(158,668)	(23,052)

Gross profit	372,283	440,987	64,067

Operating expenses:
Sales and marketing (Note 3)	(177,733)	(204,883)	(29,765)
General and administrative (Note 4)	(67,459)	(71,659)	(10,411)

Total operating expenses	(245,192)	(276,542)	(40,176)

Income from operations	127,091	164,445	23,891

Gain (Loss) from foreign currency translation	5,269	(40)	(6)
Interest and investment income, net	18,659	15,423	2,241
Change in fair value of convertible senior notes	(39,608)	(25,081)	(3,644)
Other (expense) income, net	(45)	49,358	7,171

Income before income tax expense	111,366	204,105	29,653
Income tax expense	(25,557)	(41,077)	(5,968)

Net income	85,809	163,028	23,685
Net loss (income) attributable to non-controlling interests	48	(108)	(16)

Net income attributable to 51job, Inc.	85,857	162,920	23,669

Net income	85,809	163,028	23,685
Other comprehensive loss	(78)	(116)	(17)

Total comprehensive income	85,731	162,912	23,668

Earnings per share:
Basic	1.49	2.76	0.40
Diluted (Note 5)	1.48	2.74	0.40

Weighted average number of common shares outstanding:
Basic	57,629,066	58,951,190	58,951,190
Diluted	58,120,541	59,514,570	59,514,570

Notes:

(1)	The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB6.8832 to US$1.00 on March 31, 2017 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.
(2)	Includes share-based compensation expense of RMB3,437 and RMB3,530 (US$513) for the three months ended March 31, 2016 and 2017, respectively.
(3)	Includes share-based compensation expense of RMB2,954 and RMB3,034 (US$441) for the three months ended March 31, 2016 and 2017, respectively.
(4)	Includes share-based compensation expense of RMB15,061 and RMB15,466 (US$2,247) for the three months ended March 31, 2016 and 2017, respectively.
(5)	Diluted earnings per share is calculated in accordance with the "if converted" method. The potential conversion of the convertible senior notes was excluded in the computation of diluted earnings per share for the three months ended March 31, 2016 and 2017 because the effect would be anti-dilutive.

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51job, Inc. Reports First Quarter 2017 Financial Results

May 4, 2017

51job, Inc.

Reconciliation of GAAP and Non-GAAP Results

	For the Three Months Ended
	March 31, 2016	March 31, 2017	March 31, 2017
(In thousands, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$ (Note 1)

GAAP income before income tax expense	111,366	204,105	29,653
Add back: Share-based compensation	21,452	22,030	3,201
Add back: (Gain) Loss from foreign currency translation	(5,269)	40	6
Add back: Change in fair value of convertible senior notes	39,608	25,081	3,644
Non-GAAP income before income tax expense	167,157	251,256	36,504

GAAP income tax expense	(25,557)	(41,077)	(5,968)
Tax effect of non-GAAP line items	(11)	1	0
Non-GAAP income tax expense	(25,568)	(41,076)	(5,968)

Non-GAAP adjusted net income	141,589	210,180	30,536

Non-GAAP adjusted net income attributable to 51job, Inc.	141,637	210,072	30,520

Non-GAAP adjusted earnings per share:
Basic	2.46	3.56	0.52
Diluted (Note 2)	2.43	3.46	0.50

Weighted average number of common shares outstanding:
Basic	57,629,066	58,951,190	58,951,190
Diluted	62,156,213	63,550,242	63,550,242

Notes:

(1)	The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB6.8832 to US$1.00 on March 31, 2017 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.
(2)	Diluted earnings per share is calculated in accordance with the "if converted" method. This includes the add-back of interest expense of RMB9,137 and RMB9,640 (US$1,401) related to the convertible senior notes to the numerator of non-GAAP adjusted net income attributable to 51job for the three months ended March 31, 2016 and 2017, respectively. The maximum number of 4,035,672 potentially converted shares related to the convertible senior notes was added to the denominator of diluted common shares for the three months ended March 31, 2016 and 2017.

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51job, Inc. Reports First Quarter 2017 Financial Results

May 4, 2017

51job, Inc.

Consolidated Balance Sheets

	As of
	December 31, 2016	March 31, 2017	March 31, 2017
(In thousands, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$ (Note 1)

ASSETS

Current assets:
Cash	1,921,074	2,117,514	307,635
Restricted cash	389	29,537	4,291
Short-term investments	4,159,318	4,458,548	647,743
Accounts receivable (net of allowance of RMB6,144
and RMB4,022 as of December 31, 2016 and
March 31, 2017 respectively)	111,246	87,157	12,662
Prepayments and other current assets	527,558	505,535	73,446

Total current assets	6,719,585	7,198,291	1,045,777

Non-current assets:
Long-term investments	189,017	285,984	41,548
Property and equipment, net	526,541	518,062	75,265
Goodwill	217,394	217,394	31,583
Intangible assets, net	73,620	71,108	10,331
Other long-term assets	8,988	8,617	1,252
Deferred tax assets, non-current	765	774	112

Total non-current assets	1,016,325	1,101,939	160,091

Total assets	7,735,910	8,300,230	1,205,868

LIABILITIES AND EQUITY

Current liabilities:
Accounts payable	32,516	36,321	5,277
Salary and employee related accrual	103,559	55,696	8,092
Taxes payable	155,786	137,226	19,936
Advance from customers	655,416	771,735	112,119
Convertible senior notes, current	1,257,709	1,276,033	185,384
Other payables and accruals	498,036	575,021	83,539

Total current liabilities	2,703,022	2,852,032	414,347

Non-current liabilities:
Deferred tax liabilities, non-current	57,166	68,424	9,941

Total non-current liabilities	57,166	68,424	9,941

Total liabilities	2,760,188	2,920,456	424,288

Shareholders' equity:
Common shares (US$0.0001 par value: 500,000,000
shares authorized, 60,062,385 and 61,167,387
shares issued and oustanding as of December 31,
2016 and March 31, 2017, respectively)	49	50	7
Additional paid-in capital	1,299,350	1,540,489	223,805
Statutory reserves	13,360	13,360	1,941
Accumulated other comprehensive income	32,282	32,166	4,673
Retained earnings	3,622,402	3,785,322	549,936

Total 51job, Inc. shareholders' equity	4,967,443	5,371,387	780,362

Non-controlling interests	8,279	8,387	1,218

Total equity	4,975,722	5,379,774	781,580

Total liabilities and equity	7,735,910	8,300,230	1,205,868

Note (1):  The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB6.8832 to US$1.00 on March 31, 2017 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

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